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Holland & Knight LLP
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04045875

Joseph R. Manghisi
212 513 3370
joseph.manghisi@hklaw.com

November 1, 2004

BY HAND DELIVERY

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0302

Re: Japan Tobacco Inc. (File No. 82-4362)
Information Furnished Pursuant to
Rule 12g3-2 under the Securities Exchange Act of 1934

Ladies and Gentlemen:

We are counsel to Japan Tobacco Inc., a corporation incorporated under the laws of Japan (the "Company"), in connection with this filing made pursuant to the exemption provided under Rule 12g3-2 (the "Rule") promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Attached as an Annex to this letter is a list of information, all of the items of which are enclosed herewith, that the Company has made public pursuant to the laws of Japan, has filed with stock exchanges or has distributed to its security holders, subsequent to the information furnished under cover of the letter, dated May 25, 2004, from Mori Hamada & Matsumoto to the Securities and Exchange Commission (the "Commission"), and subsequent to the information previously furnished to the Commission under cover of letters dated July 29, 2004, August 24, 2004 and September 24, 2004.

The information set forth herein is being furnished to the Commission pursuant to subparagraph (b)(1)(iii) of the Rule. In accordance with subparagraphs (b)(4) and (b)(5) of the Rule, the information and documents furnished herewith are being, and any information or documents furnished in the future by the Company pursuant to the Rule will be, furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to Section 18 of the Exchange Act, and that neither this letter nor the furnishing of any such information or documents pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

dlw 11/3

If you have any questions regarding this filing, please do not hesitate to call me at (212) 513-3370 or, in my absence, Neal N. Beaton of this office at (212) 513-3470 or Lance D. Myers of this office at (212) 513-3217. We would appreciate it if you would date stamp the enclosed copy of this letter and return it to our waiting messenger.

Very truly yours,

Joseph R. Manghisi
Holland & Knight LLP

ANNEX

INFORMATION DISTRIBUTED

A. JAPANESE LANGUAGE DOCUMENTS
(brief description of Japanese language documents listed from 1 to 2 below are set out in EXHIBIT A hereto)

[No applicable information has been distributed.]

B. ENGLISH LANGUAGE DOCUMENTS
(English documents listed below are included in EXHIBIT B hereto)

1. Brief Statements of Consolidated Semi-Annual Financial Results and Forecast with respect to the year ending March 31, 2005

2. Press Releases

	Date	Title
1)	10/1/2004 (10/1/2004)	JT to Integrate JTI's Product Marketing in Japan
2)	10/20/2004 (10/20/2004)	JT and Roche Conclude Licensing Agreement on JT's Dyslipidemia Compound
3)	10/27/2004 (10/27/2004)	JT Reports Tobacco Business Result for July-September 2004 Quarter
4)	10/29/2004 (10/29/2004)	JT to Repurchase Own Shares
5)	10/29/2004 (10/29/2004)	JT to Repurchase Shares Thorough ToSTNeT-2
6)	11/1/2004 (11/1/2004)	JT Repurchases Shares Thorough ToSTNeT-2

Note: The dates in parentheses are the dates of the releases in Japanese

EXHIBIT A

BRIEF DESCRIPTION OF JAPANESE LANGUAGE DOCUMENTS

[Not Applicable]

EXHIBIT B

ENGLISH DOCUMENTS

Set out below is the English documents referred to in ANNEX, Section B, items 1 to 2.

JAPAN TOBACCO INC.
2-1, Toranomon 2-chome, Minato-ku
Tokyo 105-8422 JAPAN
Phone:03-3582-3111

Contact: Roy Tsuji
General Manager
Media and Investor Relations
Japan Tobacco Inc.
Tokyo: +81-3-5572-4287

FOR IMMEDIATE RELEASE

JT to Integrate JTI's Product Marketing in Japan

Tokyo, October 1, 2004 --- Japan Tobacco Inc. (JT) (TSE: 2914) announced today that it has come to an agreement with Mitsubishi Corporation (Mitsubishi) (TSE: 8058) and Kokuba-Gumi Co., Ltd. (Kokuba) on the importing and distribution of JT International S.A. (JTI)[1] products such as *Camel*, *Winston* and *Salem*[2] in the Japan market. JTI's current contracts with Kokuba and Mitsubishi, which import and sell these products in Okinawa (Kokuba) and the remaining parts of Japan (Mitsubishi), will be terminated on April 30, 2005.

At the same time, JT has agreed with Mitsubishi that the entire Mitsubishi-held stake in MC Tobacco International Inc. (MCTI), to which Mitsubishi has entrusted the promotion of these brands in Japan, would be transferred to JT. The 315,000 shares of MCTI, which amounts to 90 percent of total issued shares of the company, were today transferred from Mitsubishi to JT. The remaining stake in MCTI, held by JT International Holdings (JTIH)[1], was also transferred to JT, making MCTI a wholly owned subsidiary of JT. MCTI's entrustment of JTI product promotion from Mitsubishi will be terminated at the end of April 2005, in accordance with the termination of the contract between Mitsubishi and JTI. It is likely that MCTI will cease operations at that time.

With these agreements, from May 1, 2005 onward, JT will import, manufacture, sell and promote JTI products in the Japan market on its own, and these functions will be integrated into the company's domestic tobacco operations.

JT acquired the brands in 1999 with the acquisition of RJ Reynolds' non-U.S. tobacco business, which was reorganized and renamed JT International. In January 2000, JT completed its integration of the newly acquired JT International with JT's existing international tobacco business outside Japan. However, with regard to the Japan market, the Fair Trade Commission of Japan, at the time, noted that if JT directly marketed JTI products in the domestic market, it could conflict with the Antimonopoly

[1] JTI, which is located in Switzerland, is JT's international tobacco operation subsidiary while JTIH, located in the Netherlands, is a holding company of JTI.

[2] JT owns the trademarks of former RJ Reynolds' brands such as *Camel*, *Winston* and *Salem* outside the United States, and licenses those brands exclusively to JTI.

Act, and thus JT decided that JTI products would be imported and distributed independently in Japan.

Since then, the Japan market has observed a gradual downtrend in total cigarette demand, due to societal factors such as an aging society and increased health consciousness. Then, in August of last year, JT and Philip Morris International Inc. (PMI) agreed not to renew the Marlboro licensing agreement, under which JT has exclusive rights in the manufacturing and sale of Marlboro products in Japan. At the end of April 2005, at which point the contract between JT and PMI will expire, the manufacturing and sale of Marlboro brand cigarettes in the Japan market will be transferred from JT to PMI.

Following these changes in the domestic tobacco business environment, JT once again consulted with the Fair Trade Commission about its domestic tobacco operation. Subsequent to consultation with the commission, JT decided to integrate JTI's product marketing in Japan into JT's domestic tobacco operation with Mitsubishi and Kokuba's consent.

###

Japan Tobacco Inc. is the world's third largest international manufacturer of tobacco products. The company manufactures internationally recognized cigarette brands including Camel, Winston, Mild Seven and Salem. Since its privatization in 1985, JT has actively diversified its operations into pharmaceuticals and foods. The company's net sales were ¥4.625 trillion in the fiscal year ended March 31, 2004.

Appendix

Company information

Mitsubishi Corporation

Principal Place of Business:	Chiyoda-ku, Tokyo, Japan
Name of the Representative:	Yorihiko Kojima (President and CEO)
Capital:	¥126,617,338,734
Business Areas:	Trading energy, metals, machinery, chemicals, and general merchandise.

Kokuba-Gumi Co., Ltd.

Principal Place of Business:	Naha-shi, Okinawa, Japan
Name of the Representative:	Yukikazu Kokuba (President)
Capital:	¥2,027,810,000
Business Areas:	General construction, movies and entertainment, restaurant and accompanying business matters, and soft drink marketing etc.

MC Tobacco International Inc.

Principal Place of Business:	Chuo-ku, Tokyo, Japan
Name of the Representative:	Hiroshi Nakao (President)
Capital:	¥175,000,000
Business Areas:	Promotion and implementation of new market development of tobacco products etc.

Appendix 2

Business Structure *-Flows of Products and Services-*



Overseas
Japan
JTI S.A.
Overseas factories of JTI Group
Domestic factories of JT
MCTI
Entrustment of promotion
Mitsubishi Corporation
Kokuba-Gumi Co., Ltd. (Okinawa)
Promotion activities
TS Network (JT subsidiary)
Retailer
Outside Okinawa
Within Okinawa
Promotion activities
Integrated into JT's domestic tobacco operation on May 1, 2005
Flows of products
Flows of services

JAPAN TOBACCO INC.
2-1, Toranomon 2-chome, Minato-ku
Tokyo 105-8422 JAPAN
Phone:03-3582-3111

Contact: Roy Tsuji
General Manager
Media and Investor Relations
Japan Tobacco Inc.
Tokyo: +81-3-5572-4287

FOR IMMEDIATE RELEASE

JT and Roche Conclude Licensing Agreement on JT's Dyslipidemia Compound

Tokyo, October 20, 2004 --- Japan Tobacco Inc. (JT) (TSE: 2914) and Roche, a world's leading healthcare group headquartered in Switzerland, today announced that the two companies have entered into a licensing agreement[1] for the development and commercialization of JTT-705, JT's innovative treatment for dyslipidemia, outside Japan and Korea. Dyslipidemia is a blood lipid dysfunction that results in abnormal lipid and lipoproteins levels in the blood stream and leads to a significantly increased risk of cardiovascular disease.

JTT-705, currently developed both in Japan and overseas, is in phase II clinical study outside Japan and it regulates lipids by increasing the levels of high-density lipoproteins (HDL), so called "good" cholesterol, in the blood. This innovative compound works by inhibiting Cholesteryl Ester Transfer Protein (CETP), a protein which facilitates the transfer of cholesteryl ester from HDL to LDL, so called "bad" cholesterol.

"JT's new compound could be the next frontier in treating dyslipidemia," said William M. Burns, Head of Roche's Pharmaceuticals Division. "JTT-705 is a very attractive addition to Roche's primary care portfolio because it addresses today's unmet need to offer better treatments to manage cholesterol."

"We are extremely pleased to have an excellent partner for JTT-705, a much awaited compound with huge potential," said Noriaki Okubo, President of JT's Pharmaceutical Business. "With Roche as our partner, we will continue to make every effort to contribute to the treatment of dislipidemic patients all over the world."

Under the terms of the agreement, Roche will have exclusive worldwide rights, excluding Japan and Korea, to develop and commercialize JTT-705. JT will receive a payment upon signing and could receive milestone payments depending on the progress of development, and royalties based on product sales.

---

[1] *The transaction may be subject to review by the U.S. Federal Trade Commission under the Hart-Scott-Rodino Antitrust Improvements Act of 1976.*

JT

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading innovation-driven healthcare groups. Its core businesses are pharmaceuticals and diagnostics. Roche is number one in the global diagnostics market, a leading supplier of pharmaceuticals for cancer and a leader in virology and transplantation. As a supplier of products and services for the prevention, diagnosis and treatment of disease, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche employs roughly 65,000 people in 150 countries. The Group has alliances and R&D agreements with numerous partners, including majority ownership interests in Genentech and Chugai.

Roche's contacts on this issue:

Roche- Europe

Sabrina Oei
Pharma Partnering
Tel: +41 61 688 9358
sabrina.oei@roche.com

Maria Payne
DeFacto Communications
Tel: +44 (0) 207 496 3300

###

Japan Tobacco Inc. is the world's third largest international manufacturer of tobacco products. Since its privatization in 1985, JT has actively diversified its operations into pharmaceuticals and foods. JT entered into the pharmaceutical business in 1987 and established the Central Pharmaceutical Research Institute in 1993. JT is currently engaged in the research and development of new drugs in various areas such as glucose and lipid metabolism, anti-virus, immune disorders and inflammation, and bone metabolism. The company's net sales were ¥4.625 trillion in the fiscal year that ended March 31, 2004.

Japan Tobacco Inc. Clinical development (as of October 20, 2004)

Code	Stage	Indication	Mechanism	Characteristics	Development	Rights
JTE-607 (inj)	Phase2(JPN) Phase1(Overseas)	SIRS (systemic inflammatory response syndrome)	Inflammatory Cytokines inhibitor	Inhibits the production of inflammatory cytokines	Developed by JT Developed by JT	
JTT-705 (oral)	Phase1(JPN)	Hyperlipidemia	CETP inhibitor	Decreases LDL and Increases HDL by inhibition of CETP -CETP:Cholesteryl Ester Transfer Protein, facilitates transfer of cholesteryl ester from HDL to LDL -HDL:High density lipoprotein, Good Cholesterol -LDL:Low density lipoprotein, Bad Cholesterol	Developed by JT	A license agreement was signed with Roche (Switzerland) for development and commercialization of this compound worldwide except Japan and Korea. (October 2004)
JTK-003 (oral)	Phase2(JPN) Phase2(Overseas)	Hepatitis C	HCV RNA-polymerase inhibitor	Treatment of Hepatitis C by inhibiting HCV RNA- polymerase which relates to viral proliferation	Developed by JT Developed by JT	
JTT-130 (oral)	Phase1(JPN) Phase1(Overseas)	Hyperlipidemia	MTP inhibitor	Treatment of hyperlipidemia by reducing absorption of cholesterol and triglyceride via inhibition of MTP MTP:Microsomal Triglyceride Transfer Protein	Developed by JT Developed by JT	
JTK-303 (oral)	Phase1(JPN)	Anti-HIV	Integrase inhibitor	Integrase inhibitor which works by blocking integrase, an enzyme that is involved in the replication of HIV (HIV:Human Immunodeficiency Virus)	Developed by JT	
Emtricitabine (oral)	In preparation for NDA filing (JPN)	Anti-HIV	Reverse transcriptase inhibitor	Nucleoside reverse transcriptase inhibitor which works by blocking reverse transcriptase, an enzyme that is involved in the replication of HIV (HIV:Human Immunodeficiency Virus)	Licensed from Gilead Sciences	A license agreement was signed with Gilead Sciences (US) for commercialization of this drug in Japan (July 2003).
Co-formulation of Tenofovir Disoproxil Fumarate and Emtricitabine (oral)	In preparation for NDA filing (JPN)	Anti-HIV	Reverse transcriptase inhibitor	Reverse transcriptase inhibitor which works by blocking reverse transcriptase, an enzyme that is involved in the replication of HIV (HIV:Human Immunodeficiency Virus) Tenofovir Disoproxil Fumarate:Nucleotide reverse transcriptase inhibitor Emtricitabine:Nucleoside reverse transcriptase inhibitor	Licensed from Gilead Sciences	A license agreement was signed with Gilead Sciences (US) for commercialization of this drug in Japan (July 2003).

Changes from the previous announcement (as of August 9, 2004):
The exclusive worldwide rights (excluding Japan and Korea) for the development and commercialization of JTT-705 was licensed to Roche and therefore the Phase 2 (overseas) entry in the second column above for the development stage of this compound was removed from this list.

JAPAN TOBACCO INC.
2-1, Toranomon 2-chome, Minato-ku
Tokyo 105-8422 JAPAN
Phone:03-3582-3111

Contact: Roy Tsuji
General Manager
Media and Investor Relations
Japan Tobacco Inc.
Tokyo: +81-3-5572-4287

FOR IMMEDIATE RELEASE

JT Reports Tobacco Business Results for July-September 2004 Quarter

JT sees sales volume recovery in Japan after the effects of last year's excise tax hike
Both GFB's and total sales volume post strong growth results overseas

Tokyo, October 27, 2004 -- Japan Tobacco Inc. (JT) (TSE: 2914) announced today its domestic and international tobacco business results for the quarter that ended September 30, 2004.

1. Domestic Tobacco Business Results for the Quarter that Ended September 30, 2004

JT's domestic sales volume for the second fiscal quarter that ended September 30, 2004, increased by 8.6 billion cigarettes or 18.2 percent, compared with the same quarter in the previous year, to 55.6 billion cigarettes. This steep increase was due mainly to last year's decrease in cigarette sales volume after the tax induced cigarette price hike, which took place on July 1, last year. At the same time, net sales per thousand cigarettes excluding tax increased by ¥19 from the same quarter in the previous year to ¥3,942, as value-added and premium priced cigarettes were aggressively launched and marketed.

Sales volume for the fiscal half through April to September declined by 2.8 billion cigarettes or 2.5 percent compared to the same period in the previous year, to 109.8 billion cigarettes.

Quarterly results for the year that ended September 30, 2004

	Apr-Jun	Jul-Sep
Sales volume (billions of cigarettes)	54.2	55.6
Retail price sales[1] (billions of JPY)	748.0	767.0
Net sales per thousand cigarettes[2] (JPY)	11,754	11,755
Net sales, excluding excise taxes, per thousand cigarettes[3] (JPY)	3,940	3,942
Market share (%)	73.0	73.0

- The domestic tobacco business includes domestic duty-free sales and sales from the "China Division," which includes China, Hong Kong and Macau markets. However, they are not incorporated into the table shown above.
- Sales volume from both domestic duty-free and the "China Division" totaled 1.4 billion cigarettes for the July-September quarter, down 0.2 billion cigarettes from the same quarter last year. Sales volume for the first fiscal half, including this quarter, totaled 3 billion cigarettes, up 0.1 billion cigarettes from the previous fiscal year.

---

1 Retail price sales = sales volume * fixed retail price.
2 Net sales per thousand cigarettes = (retail price sales - retailer margins - consumption tax) / sales volume * 1,000.
3 Net sales, excluding excise taxes, per thousand cigarettes = (retail price sales - retailer margins - consumption tax - excise taxes) / sales volume * 1,000.

(Reference)

Quarterly and annual results for the fiscal year that ended March 31, 2004

	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Full fiscal year
Sales volume (billions of cigarettes)	65.6	47.0	56.4	49.2	218.3
Retail price sales (billions of JPY)	836.1	648.2	777.5	678.9	2,940.9
Net sales per thousand cigarettes (JPY)	10,856	11,732	11,746	11,759	11,478
Net sales per thousand cigarettes excluding tax (JPY)	3,850	3,923	3,934	3,943	3,908
Market share (%)	73.0	72.9	72.7	73.1	72.9

- The domestic tobacco business includes domestic duty-free sales and sales from the "China Division," which includes China, Hong Kong and Macau markets. However, they are not incorporated in the table shown above.
- Sales volume from both domestic duty-free and the "China Division" totaled 5.4 billion cigarettes for the fiscal year that ended March 31, 2004.

2. International Tobacco Business Results for the Quarter that Ended September 30, 2004

JT's international tobacco operations, which aims to achieve growth in sales volume along with the related unit price increase, is continuing its momentum; overall sales volume increased by 3.8 billion cigarettes, or 7.2 percent, from the same quarter last year, to 55.9 billion cigarettes, supported by the performance of Global Flagship Brands (GFBs) – Camel, Winston, Mild Seven and Salem. GFB sales volume increased by 2.8 billion cigarettes, or 8.8 percent, to 34.3 billion cigarettes, driven by the sale of Winston in Russia and Italy, Camel in Italy and Mexico, and Mild Seven in Taiwan. As a result, sales including excise tax increased 7.1 percent to US$1.914 billion, and sales excluding excise tax were up 4.9 percent to US$1.022 billion. Sales per thousand cigarettes excluding tax decreased US$0.4 from the same quarter last year to US$18.3 mainly due to the change of market mix.

Quarterly results for the fiscal quarter that ended September 30, 2004
(Preliminary results, after consolidation adjustment)

	Jan-Mar	Apr-Jun	Jul-Sep
Total sales volume (billions of cigarettes)	48.1	53.4	55.9
GFB sales volume (billions of cigarettes)	30.0	32.7	34.3
Sales, including excise tax (millions of US$)	1,708	1,807	1,914
Sales, excluding excise tax (millions of US$)	914	990	1,022
Sales per thousand cigarettes, excluding excise tax (US$)	19.0	18.5	18.3

- Sales-related figures in the above table were created for internal use purposes.
- Figures from the "China Division," which includes China, Hong Kong and Macau markets, are not incorporated in the table shown above.

(Reference)

Quarterly and fiscal year results after consolidation adjustment for the year that ended December 31, 2003

	Jan-Mar	Apr-Jun	Jul-Sep	Oct-Dec	Total
Total Sales volume (billions of cigarettes)	46.6	50.3	52.2	49.8	198.8
GFB sales volume (billions of cigarettes)	27.6	28.9	31.6	29.4	117.5
Net sales, including excise tax (millions of US$)	1,369	1,577	1,788	1,625	6,358
Net sales, excluding excise tax (millions of US$)	758	844	974	888	3,465
Net sales per thousand cigarettes, excluding excise tax (US$)	16.3	16.8	18.7	17.8	17.4

- Sales-related figures in the above table were created for internal use purposes.
- Figures from the "China Division," which includes China, Hong Kong and Macau markets, are not incorporated in the table shown above.

###

Japan Tobacco Inc. is the world's third largest international manufacturer of tobacco products. The company manufactures internationally recognized cigarette brands including Camel, Winston, Mild Seven and Salem. Since its privatization in 1985, JT has actively diversified its operations into pharmaceuticals and foods. The company's net sales were ¥4.625 trillion in the fiscal year ended March 31, 2004.

JAPAN TOBACCO INC.
2-1, Toranomon 2-chome, Minato-ku
Tokyo 105-8422 JAPAN
Phone:03-3582-3111

Contact: Roy Tsuji
General Manager
Media and Investor Relations
Japan Tobacco Inc.
Tokyo: +81-3-5572-4287

FOR IMMEDIATE RELEASE

JT to Repurchase Own Shares

Tokyo, October 29, 2004 --- Japan Tobacco Inc. (JT, TSE: 2914) announced today that its Board of Directors has decided to repurchase JT shares pursuant to Article 211-3, Paragraph 1, Item 2 of the Commercial Code.

Details of the shares to be repurchased

(1) Type of shares to be repurchased:	Shares of JT common stock
(2) Number of shares to be repurchased:	Up to 45,000 shares
(3) Total repurchase cost of shares:	Up to ¥40 billion
(4) Period during which shares will be repurchased:	From November 1, 2004 to March 24, 2005
(5) Method of repurchase:	Open market purchase on Tokyo Stock Exchange

Note: The company announced separately today that it will repurchase its 6,000 shares of common stock at today's closing price of ¥931,000 per share through ToSTNeT-2 (Tokyo Stock Exchange Trading Network System) at 8:45 am on November 1, 2004 ("closing price order"). From November 2, 2004 onward, the company will repurchase the rest of the shares by a trust method up to the ceiling noted above on the Tokyo Stock Exchange open market.

(Reference – All shares repurchased since JT's listing on the Tokyo Stock Exchange)
Number of shares held by JT as of October 29, 2004

(1) Number of shares:	45,800
(2) Total cost of repurchased shares:	¥34,579 million

###

Japan Tobacco Inc. is the world's third largest international manufacturer of tobacco products. The company manufactures internationally recognized cigarette brands including Camel, Winston, Mild Seven and Salem. Since its privatization in 1985, JT has actively diversified its operations into pharmaceuticals and foods. The company's net sales were ¥4.625 trillion in the fiscal year ended March 31, 2004.

JAPAN TOBACCO INC.
2-1, Toranomon 2-chome, Minato-ku
Tokyo 105-8422 JAPAN
Phone:03-3582-3111

Contact: Roy Tsuji
General Manager
Media and Investor Relations
Japan Tobacco Inc.
Tokyo: +81-3-5572-4287

FOR IMMEDIATE RELEASE

JT to Repurchase Shares Through ToSTNeT-2

Tokyo, October 29, 2004 --- Japan Tobacco Inc. (JT, TSE: 2914) announced today that it has decided to repurchase its shares through ToSTNeT-2 as a part of its repurchase which was approved at the Board of Directors meeting held on October 29, 2004 pursuant to Article 211-3, Paragraph 1, Item 2 of the Commercial Code.

1. Repurchasing Method

JT will place an order to repurchase its common stock at today's closing price of ¥931,000 per share through ToSTNeT-2 (Tokyo Stock Exchange Trading Network System) at 8:45 am on November 1, 2004 ("closing price order"). There will be no other changes in the transaction system or trading. The purchase order will be valid only at the above mentioned transaction time.

2. Details of the Stock Repurchase

(1) Type of shares to be repurchased:	Shares of JT common stock
(2) Total number of shares to be repurchased:	6,000 shares

Note 1: No change will be made to the above number of shares to be repurchased. Depending on market conditions, there is a possibility that a part or all of the shares may not be purchased.

Note 2: The repurchase will be made upon receipt of sell orders that match the total expected number of shares to be repurchased.

3. Announcement of repurchase results

The results of the repurchase will be announced after the close of the transaction at 8:45 a.m. on November 1, 2004.

(Reference)

1. Details of the repurchase as approved by the Board of Directors of JT on October 29, 2004.

(1) Type of shares to be repurchased:	Shares of JT common stock
(2) Number of shares to be repurchased:	Up to 45,000 shares
(3) Total repurchase cost of shares:	Up to ¥40 billion
(4) Period during which shares will be repurchased:	From November 1, 2004 to March 24, 2005

###

Japan Tobacco Inc. is the world's third largest international manufacturer of tobacco products. The company manufactures internationally recognized cigarette brands including Camel, Winston, Mild Seven and Salem. Since its privatization in 1985, JT has actively diversified its operations into pharmaceuticals and foods. The company's net sales were ¥4.625 trillion in the fiscal year ended March 31, 2004.

JAPAN TOBACCO INC.
2-1, Toranomon 2-chome, Minato-ku
Tokyo 105-8422 JAPAN
Phone:03-3582-3111

Contact: Roy Tsuji
General Manager
Media and Investor Relations
Japan Tobacco Inc.
Tokyo: +81-3-5572-4287

FOR IMMEDIATE RELEASE

JT Repurchases Shares Through ToSTNeT-2

Tokyo, November 1, 2004 --- Japan Tobacco Inc. (JT, TSE: 2914) announced today that it has repurchased shares through ToSTNeT-2 (Tokyo Stock Exchange Trading Network System; at closing price on October 29, 2004) in-line with the announcement made on October 29.

Details of repurchased shares

1.	Type of shares repurchased:	Shares of JT common stock
2.	Total numbers of shares repurchased:	6,000
3.	Purchase price:	¥931,000
4.	Total cost of shares repurchased:	¥5,586 million
5.	Date of repurchase:	November 1, 2004
6.	Method of repurchase	Repurchase through ToSTNeT-2 (Tokyo Stock Exchange Trading Network System) ("Closing price order")

(Reference)

1. Details of the repurchase, as approved by the Board of Directors of JT on October 29, 2004.

(1) Type of shares to be repurchased:	Shares of JT common stock
(2) Total number of shares to be repurchased:	Up to 45,000 shares
(3) Total repurchase price of shares:	Up to ¥40 billion

2. Cumulative balance of treasury stock repurchased up until November 1, 2004.

(1) Total number of shares repurchased:	6,000
(2) Total cost of repurchased shares:	¥5,586 million

###

Japan Tobacco Inc. is the world's third largest international manufacturer of tobacco products. The company manufactures internationally recognized cigarette brands including Camel, Winston, Mild Seven and Salem. Since its privatization in 1985, JT has actively diversified its operations into pharmaceuticals and foods. The company's net sales were ¥4.625 trillion in the fiscal year ended March 31, 2004.